October 15, 2018

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Global Cancer Technology, Inc.

Regulation A Offering Statement on Form 1-A

CIK No. 0001743261

Dear Ms. Ravitz:

Global Cancer Technology, Inc. (the “Company”) has today filed the above-referenced Regulation A Offering Statement on Form 1-A (the “Offering Statement”). The Offering Statement was originally submitted on a non-public basis under Rule 252(d) on September 7, 2018 (File No. 367-00167). In response to the comments in your staff’s letter dated October 3, 2018, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in the comment letter:

General

1.	Please reconcile your disclosure on the cover page that the selling stockholders will sell shares at a fixed price for the duration of the offering with your disclosure in the second paragraph on page 13. In this regard, please provide us your analysis of how your disclosure in the second paragraph on page 13 is consistent with Rule 251(d)(3)(ii). John Clark Global Cancer Technology, Inc. October 3, 2018 Page 2

RESPONSE: The disclosure on the cover page and elsewhere in the Offering Statement has been revised to disclose that the selling stockholders will sell their shares at $3.00 per share until such time as the common stock is quoted on OTC Markets and thereafter at prevailing market prices. The Offering statement has also been revised to disclose that the primary offering by the Company will be conducted at $3.00 per share. References to a range of offering prices has been eliminated.

2.	Please disclose the duration of the agreements mentioned in the bullet points in this section and file each of those agreements as exhibits. Please also revise to explain the purpose of the arrangements regarding your subsidiaries, as noted on page 17, including the nature and extent of your business that will be conducted by those subsidiaries when you no longer own them.

RESPONSE: The termination dates or terms for each of the licenses has been added. Each of the licenses has also been included as an exhibit.

Language has been included on page 3 explaining the purpose of each of the existing subsidiaries. The company has no present intent to sell or dispose of these subsidiaries.

Amanda Ravitz, Assistant Director

October 15, 2018

3.	Please clarify your disclosure on the cover page and in the plan of distribution section to disclose the order in which the shares will be sold as between the company shares and the selling stockholders shares. To the extent any of the selling stockholders shares will be sold prior to all of the company shares being sold, please revise your disclosure to clarify how that will impact the offering proceeds available for the use of the company.

RESPONSE: Shares sold by the Company and by the selling stockholders will be offered and sold simultaneously. Language has been added on the cover page and in the Plan of Distribution section to disclose this. Also, the Company has added a risk factor on page 9 outlining the material risks to the Company of such a simultaneous offering.

We may invest or spend the proceeds of this offering, page 10

4.	Please reconcile the disclosure in the this risk factor about the purposes of this offering with the disclosure on pages 15 and 16 about your planned actions, such as commercializing instrument marking technology and pre-clinical work

RESPONSE: Language has been added in the Use of Proceeds section to clarify circumstances under which the allocation of proceeds may be modified to correspond with the language in the risk factor on page 10.

Government Regulation, page 19

5.	Please disclose the effect of the FDA regulation on your business, including any requirement for FDA approval of your products before you can market them, the nature and duration of the FDA approval process, the status of your products in this approval process, regulation of the manufacturing and labelling of your products, post-market reporting and record keeping, and regulation of advertising and promotion, Also include the sanctions for non-compliance with FDA regulations.

RESPONSE: The disclosure under the heading “Government Regulation” beginning on page 19 has been revised and replaced with language outlining the requirements under FDA approval processes.

Plan of Operation, page 24

6.	Please expand to clarify the material hurdles, including expected costs, that remain until you can sell your products commercially. For example, describe how you plan to accomplish the "next steps" and "go to market strategy" referenced in your disclosure on pages 24-25. Include in your revisions the extent to which the proceeds of this offering will be sufficient to advance your business plan, including the plans you describe on pages 24-27. For example, will you be able to complete the pre-clinical work and design of the RGS Orbiter with the proceeds of this offering? Also revise to clarify the status of development of the technology and products discussed on pages 17-22. For example, explain what you mean by the disclosure that the "beta" has been "completed and validated," but the technology will be developed over the next six years.

RESPONSE: Management has modified this section to address each of the items outlined in the comment above.

Directors and Executive Officers and Corporate Governance, page 30

7.	We note that your website includes executive officers and members of your Scientific Advisory Board who are not mentioned in your disclosure. Please revise to include those individuals in your disclosure, or advise. Also ensure that all required signatures to this document are included. In this regard, please do not alter the form of text required on the Form 1-A Signatures page. We note that the second paragraph of text required on the Signatures page is missing from page III-2.

2

Amanda Ravitz, Assistant Director

October 15, 2018

RESPONSE: Two additional advisory board members disclosed on the Company’s website have been added on page 32. The website has been corrected to eliminate references to Mr. Potvin as president and Mr. Hanson as CFO.

The signature page of the Form 1-A has been corrected to include the language required by the form for signatures by the directors, and the signature of the sole director has been included under this added language.

Status as a Pseudo California Corporation, page 36

8.	Please clarify the reference to "our parent company" and whether your business is currently being conducted in compliance with the laws you cite. Also, Exhibit 2.5 is dated as of October 2015 and refers to your current corporate name; however, Exhibits 2.1-2.4 state that you were a limited liability company until 2017 when you converted to a corporation. Please revise or advise.

RESPONSE: The reference on page 37 to “our parent company” has been corrected to reference to state that the Company is the party to comply with the California provisions. Language has also been added in this section confirming management’s belief that the Company is in compliance with these requirements.

The date on Exhibit 2.5 has been corrected to reflect the date the bylaws were adopting in connection with the organization of the Company following its incorporation.

In addition to the above, the Company has provided with this filing all of the additional exhibits required by Form 1-A. Also, throughout the document, prior references to registration of the shares being offered have been designated as being “qualified”. In addition, Items 1, 4, and 5 of the Form 1-A have been updated.

Please feel free to contact me if further information is required for this filing.

Sincerely, /s/ Ronald N. Vance Ronald N. Vance, Partner

cc:	Tom Jones, SEC
John Clark, CEO